SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                   SCHEDULE TO
          Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                NTS-Properties VI
                       (Name of Subject Company (issuer))

                     NTS-Properties VI (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                 J.D. Nichols (Offeror and Affiliate of Issuer)
                Brian F. Lavin (Offeror and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E407
                      (CUSIP Number of Class of Securities)

                    J.D. Nichols, Managing General Partner of
                NTS-Properties Associates VI and Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

Calculation of Filing Fee

--------------------------------------------------------------------------------
|       Transaction Valuation: $76,000 200              | Amount of Filing Fee |
| Limited Partnership Interests at $380 per Interest (a)|      $15.20 (b)      |
--------------------------------------------------------------------------------
     (a) Calculated as the aggregate maximum purchase price for limited partnership interests.
     (b)      Calculated as 1/50th of 1% of the Transaction Value.
| | Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.
     Amount Previously Paid:                                      Not Applicable
                              ---------------------------------
     Form or Registration No.:                                    Not Applicable
                              ---------------------------------
     Filing Party:                                                Not Applicable
                              ---------------------------------
     Date Filed:                                                  Not Applicable
                              ---------------------------------

| | Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     |X|      third-party tender offer subject to rule 14d-1.
     |X|      issuer tender offer subject to rule 13e-4.
     | |      going private transaction subject to Rule 13e-3.
     | |      amendment to Schedule 13D under rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer:

                    AMENDMENT NO. 1 TO TENDER OFFER STATEMENT
                                 ON SCHEDULE TO

                                  INTRODUCTION

     This Amendment No. 1 dated June 23, 2000 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on March 24, 2000 by NTS-Properties VI, a Florida limited partnership (the "Partnership") and ORIG, LLC, a Kentucky Limited Liability Company (the "Affiliate") to purchase in the aggregate up to 200 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated March 27, 2000 and the related Letter of Transmittal (which together constitute the "Offer") were included as exhibits to the Original Statement. Under the terms of the Offer, the Offerors offered to purchase in the aggregate up to 200 Interests at a Purchase Price of $380.00 per Interest, and the Offer was to expire at 12:00 midnight, Eastern Standard Time, on June 27, 2000. The Partnership notified the Limited Partners of the Offerors' intention to extend the Expiration Date of the Offer to August 15, 2000 with a notice sent to the Limited Partners on June 23, 2000 and a press release dated June 23, 2000.

     This Amendment constitutes the first amendment to the Original Statement. This Amendment supplements and amends the Offer to:

       Extend the Expiration Date of the Offer to August 15, 2000;

       Expand the definition of Offerors to include Mr. J.D. Nichols and Mr. Brian F. Lavin, each an affiliate of the issuer;

       Clarify the withdrawal rights discussed under Item 4 of Schedule TO; and

       Include the Financial  Statements of ORIG,  LLC under Item 10 of Schedule
       TO.

The June 23, 2000 press  release of the  Offerors is attached  hereto as Exhibit
(a)(6), and the Notice which was sent to the Limited Partners by the Partnership on June 23, 2000 is attached hereto as Exhibit (a)(7).

Information in the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information

     (a) The name of the subject company is NTS-Properties VI, a Florida limited partnership (the "Partnership"). The Partnership's principal executive offices are located at 10172 Linn Station Road, Louisville, Kentucky 40223 and its telephone number is (502) 426-4800.

     (b) This Schedule TO relates to an Offer to Purchase dated March 27, 2000 (the "Offer") by the Partnership, ORIG, LLC, a Kentucky limited liability company and affiliate of the

Partnership, J.D. Nichols, a managing member of ORIG, LLC and an affiliate of the Partnership and Brian F. Lavin, a managing member of ORIG, LLC and an affiliate of the Partnership (each an "Affiliate" and collectively, the "Affiliates"), to purchase up to 200 limited partnership interests in the Partnership ("Interests"). As of February 29, 2000, the Partnership had 39,089 outstanding Interests held by 3,227 holders of record.
     (c) There is currently no established trading market for the Interests.

Item 3. Identity and background of filing person.

     (a) The Filing Persons for this Schedule TO are the Partnership, which is also the subject company, and the Affiliates (collectively, the "Offerors"). Each of the Affiliates are considered bidders as that term is defined in Rule 14d-1(g)(2) of the Securities Exchange Act of 1934 (the "Act"). The following table names each person specified in Instruction C to Schedule TO. The business address and telephone number of each person specified in the following table is 10172 Linn Station Road, Louisville, Kentucky 40223, (502) 426-4800.

--------------------------------------------------------------------------------
|           Name                |   Position / Relationship to Filing Persons  |
--------------------------------------------------------------------------------
|  NTS-Properties VI Associates |  General Partner of the Partnership          |
--------------------------------------------------------------------------------
|  NTS Capital Corporation      |  Corporate General Partner of NTS-           |
|                               |  Properties VI Associates                    |
--------------------------------------------------------------------------------
|  J.D. Nichols                 |  Chairman of the Board and Sole Director of  |
|                               |  NTS Capital Corporation and Managing        |
|                               |  Member of ORIG, LLC                         |
--------------------------------------------------------------------------------
|  Brian F. Lavin               |  President and Chief Operating Officer of NTS|
|                               |  Capital Corporation and Managing Member     |
|                               |  of ORIG, LLC                                |
--------------------------------------------------------------------------------
|  Gregory A. Wells             |  Senior Vice President and Chief Financial   |
|                               |  Officer of NTS Capital Corporation.         |
--------------------------------------------------------------------------------

     (b) The principal business of ORIG, LLC ("ORIG") is to invest in entities that own commercial and residential real estate. ORIG is a Kentucky limited liability company. During the past five years, ORIG has not been the subject of any criminal proceedings. During the past five years, ORIG was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

     NTS-Properties Associates VI, a Kentucky limited partnership, is the general partner of the Partnership (the "General Partner"). During the past five years, the General Partner has not been the subject of any criminal proceedings. During the past five years, the General Partner was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

     NTS Capital Corporation, a Kentucky corporation, is the corporate general partner of the General Partner. During the past five years, NTS Capital Corporation has not been the subject of any criminal proceedings. During the past five years, NTS Capital Corporation was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

     (c) J.D. Nichols:
         -------------

          (1)-(2) During the past 5 years, Mr. Nichols has served as Chairman of the Board of Directors of NTS-Development Company, a real estate development corporation and a wholly-owned subsidiary of NTS Corporation. Mr. Nichols is the Chairman of the Board of NTS Capital Corporation, the corporate general partner of the General Partner. Mr. Nichols serves as the managing general partner of the General Partner. Mr. Nichols is also a managing member of ORIG. The address of NTS-Development Company, NTS Capital Corporation, and NTS-Properties Associates VI is 10172 Linn Station Road, Louisville, Kentucky 40223.

          (3) Mr. Nichols has not been the subject of any criminal proceedings.

          (4) During the past five years, Mr. Nichols was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

          (5) Mr. Nichols is a citizen of the United States.

     Brian F. Lavin:
     ---------------

          (1)-(2) Since February, 1999, Mr. Lavin has served as President and Chief Operating Officer of NTS-Development Company and NTS Capital Corporation. From July, 1997 through February, 1999, Mr. Lavin served as Executive Vice President of NTS-Development Company and NTS Capital Corporation. Mr. Lavin is also a managing member of ORIG. The address of NTS-Development Company, NTS Capital Corporation, and the General Partner is 10172 Linn Station Road, Louisville, Kentucky 40223. Prior to July, 1997, Mr. Lavin served as the Executive Vice President of Paragon Group, Inc. The address of Paragon Group, Inc., is 7557 Rambler Road, Dallas, Texas, 75231.

          (3) Mr. Lavin has not been the subject of any criminal proceedings.

          (4) During the past five years, Mr. Lavin was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

          (5) Mr. Lavin is a citizen of the United States.


     Gregory A. Wells:
     -----------------

          (1)-(2) Since July, 1999, Mr. Wells has served as Senior Vice President and Chief Financial Officer of NTS-Development Company and NTS Capital Corporation. The address of NTS-Development Company and
          NTS Capital Corporation is 10172 Linn Station Road, Louisville, Kentucky 40223. From January, 1995 until May, 1998, Mr. Wells served as Vice President and Treasurer of Hokanson Construction. From May, 1998 through July, 1999, Mr. Wells served as Chief Financial Officer of Hokanson Companies, Inc. The principal business of Hokanson Construction is construction of commercial buildings and residences and the principal business of Hokanson Companies, Inc., is property management. The address of Hokanson Construction and Hokanson
          Companies, Inc., is 107 North Pennsylvania Street, Indianapolis, Indiana 46204.

          (3) Mr. Wells has not been the subject of any criminal proceedings.

          (4) During the past five years, Mr. Wells was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

          (5) Mr. Wells is a citizen of the United States.


Item 4. Terms of the transaction.

     (a)(1)(vii) Any Limited Partner tendering Interests pursuant to this Offer may withdraw the tender at any time prior to the Expiration Date. If a Limited Partner's tendered Interests have not been accepted by the Offerors on or following the Expiration Date, the Limited Partner may withdraw the tender at any time prior to acceptance of the tendered Interests by the Offerors.

     (b) Securities will not be purchased from officers, director or affiliates of the subject company.

Item 5. Past contracts, transactions, negotiations and agreements.

     (a) NTS-Development Company, an affiliate of the General Partner, directs the management of the Partnership's properties pursuant to a written agreement (the "Management Agreement") between NTS Development Company and the Partnership. Mr. Nichols has a controlling interest in NTS Capital Corporation and is a general partner of the General Partner. Under the agreement, NTS
Development Company establishes rental policies and rates and directs the marketing activity of leasing personnel. It also coordinates the purchase of equipment and supplies, maintenance activity and the selection of all vendors, suppliers and independent contractors.

     Pursuant to the Management Agreement, property management fees of $367,782 (nine months ended September 30, 1999) and $494,494 (1998) were paid to NTS Development Company. The fee is equal to 5% of gross revenues from residential properties and 6% of gross revenues from commercial properties. Also pursuant to the Management Agreement, NTS-Development Company will receive a repair and maintenance fee equal to 5.9% of costs incurred which relate to capital improvements. The Partnership has paid NTS-Development Company repair and maintenance fees of $19,028 (nine months ended September 30, 1999) and $10,902
(1998). These charges include items which have been expensed as operating expenses - affiliated or professional and administrative expenses and items which have been capitalized as other assets or as land, buildings and amenities.

     Pursuant to the Management Agreement, the Partnership paid NTS-Development Company the following amounts for the nine months ended September 30, 1999 and for the year ended December 31, 1998. These charges included items which have been expensed as operating expenses - affiliated or professional and administrative expenses and items which have been capitalized as other assets or as land, building and amenities.

                               Nine Months Ended
                                        09/30/99                          1998
                                      ----------                    ----------
Leasing                                 $187,720                      $215,328

Administrative                           380,364                       304,187

Property                                 580,123                       943,598
Manager
Construction                             342,142                       225,759
Manager
Other                                     11,027                        67,885
                                      ----------                    ----------
Total                                 $1,501,376                    $1,756,757

     The Management Agreement requires the Partnership to purchase all insurance relating to the managed properties, to pay the direct out-of-pocket expenses of NTS-Development Company in connection with the operation of the properties, including the cost of goods and materials used for and on behalf of the Partnership, and to reimburse NTS-Development Company for the salaries, commissions, fringe benefits, and related employment expenses of on-site personnel.

     The initial term of the Management Agreement was five years, and thereafter for succeeding one-year periods, unless canceled by either party upon sixty days written notice. As of June 23, 2000, the Management Agreement is still in effect.

     On May 20, 1998, Mr. Nichols purchased from a third party bank a $1,950,000 promissory note made by NTS Corporation, an affiliate of the Partnership, in favor of the bank. On May 21, 1998, Mr. Nichols assigned all of his right, title and interest in this promissory note to NTS Financial Partnership, a Kentucky general partnership ("NTS Financial"), as a capital contribution thereto. On September 17, 1999, Mr. Nichols received a return of capital from NTS Financial in the amount of $50,000, and used such funds to make a capital contribution to ORIG.

     In the past two years, Mr. Nichols has received the following returns of capital from NTS Financial, an affiliate of the Partnership, on the dates set forth in the table below. Mr. Nichols used these funds to pay third party obligations.

         January 5, 2000                                $164,121.62
         October 18, 1999                               $100,000.00
         October 15, 1999                               $225,739.00
         June 30, 1999                                  $119,154.86
         August 27, 1998                                $280.079.33
         August 25, 1998                                $269,105.83
         August 10, 1998                                $146,000.00
         August 5, 1998                                 $209,370.17
         June 30, 1998                                  $119,079.33

     In the past two years, Mr. Nichols has received the following returns of capital from NTS Financial on the dates set forth in the table below. Mr. Nichols used such funds to make a capital contribution to ORIG to purchase limited partnership interests in the entities listed below.


         January 4, 2000           $220,000             NTS-Properties V
         December 28, 1999         $320,000             The Partnership
         December 21, 1999         $191,750             NTS-Properties VII, Ltd.
         December 15, 1999         $404,897             NTS-Properties III and
                                                        NTS-Properties IV
         October 7, 1999           $852,000             NTS-Properties VII, Ltd.
         April 5, 1999             $109,000             NTS-Properties III.
         March 11, 1999            $ 96,000             NTS-Properties IV
         February 24, 1999         $137,000             NTS-Properties IV
         March 11, 1999            $ 96,000             NTS-Properties VII, Ltd.

     In the past two years, Mr. Nichols has also received the following funds from NTS Financial, which were not a return of capital, but were undistributed profits from private affiliates of NTS Financial. These funds were used to pay taxes.


         January 1, 1999                                                $297,500
         January 1, 1999                                               $  56,000
         April 19, 1999                                                 $715,000
         January 18, 2000                                               $251,000

     Since January 1, 1998, Mr. Nichols has personally guaranteed various loans made to the Partnership's affiliates, including both publicly-held affiliates and privately-held affiliates. As of December 31, 1998, Mr. Nichols had outstanding personal guarantees totaling approximately $26,898,000 on aggregate loan balances of approximately $32,000,000, secured by properties with an aggregate book value of approximately $33,000,000. In October, 1998, Mr. Nichols and Mr. Lavin each personally guaranteed $3,250,000 of a loan made to a privately-held affiliate of the Partnership secured by a property, the book value of which is $10,000,000. In December, 1999, Mr. Nichols and Mr. Lavin each personally guaranteed a $2,000,000 loan to ORIG from Community Trust Bank, N.A. in the following amounts: (1) Mr. Nichols guaranteed 75% of all indebtedness of ORIG or $1,500,000, whichever is less; and (2) Mr. Lavin guaranteed 25% of all indebtedness of ORIG or $500,000, whichever is less.

     (b) On January 18, 1999, ORIG and the Partnership purchased an aggregate of 2,103 Interests from Limited Partners for $350 per Interest pursuant to a joint offer to purchase Interests. The Partnership purchased 750 of these Interests. ORIG purchased 1,353 of these Interests. Mr. Nichols disclaims beneficial ownership of 135, or 10%, of the Interests purchased by ORIG; Mr. Lavin disclaims beneficial ownership of 1,218, or 90%, of the Interests purchased by ORIG.

     On September 30, 1999, ORIG and the Partnership purchased an aggregate of 2,801 Interests from the Limited Partners at $370 per Interest pursuant to a joint offer to purchase Interests. The Partnership purchased 500 of these Interests. ORIG purchased 2,301 of these Interests. Mr. Nichols disclaims beneficial ownership of 230, or 10%, of the Interests purchased by ORIG; Mr. Lavin disclaims beneficial ownership of 2,071, or 90%, of the Interests purchased by ORIG.

     On December 23, 1999, ORIG and the Partnership purchased an aggregate of 1,085 Interests from the Limited Partners at $380 per Interest pursuant to a joint offer to purchase interests. The Partnership purchased 250 of these interests. ORIG purchased 835 of these Interests. Mr. Nichols disclaims beneficial ownership of 84, or 10%, of the Interests purchased by ORIG; Mr. Lavin disclaims beneficial ownership of 752, or 90%, of the Interests purchased by ORIG.

     On December 31, 1998, ORIG and NTS-Properties III purchased an aggregate of 729 limited partnership interests of NTS-Properties III, from limited partners for $250 per interest pursuant to a joint offer to purchase interests. NTS-Properties III purchased 500 of these interests. ORIG purchased 229 of these interests. Mr. Nichols disclaims beneficial ownership of 23, or 10%, of the interests purchased by ORIG; Mr. Lavin disclaims beneficial ownership of 206, or 90%, of the interests purchased by ORIG.

     On December 8, 1999, ORIG and NTS-Properties III purchased an aggregate of 938 limited partnership interests of NTS-Properties III from limited partners for $250 per interest pursuant to a joint offer to purchase interests. NTS-Properties III purchased 500 of these interests. ORIG purchased 438 of these interests. Mr. Nichols disclaims beneficial ownership of 44, or 10%, of the interests purchased by ORIG; Mr. Lavin disclaims beneficial ownership of 394, or 90%, of the interests purchased by ORIG.

     On February 19, 1999, ORIG and NTS-Properties IV purchased an aggregate of 1,259 limited partnership interests of NTS-Properties IV from limited partners for $205 per interest pursuant to a joint offer to purchase interests. NTS-Properties IV, purchased 600 of these interests. ORIG purchased 659 of these interests. Mr. Nichols disclaims beneficial ownership of 66, or 10%, of the interests purchased by ORIG; Mr. Lavin disclaims beneficial ownership of 593, or 90%, of the interests purchased by ORIG.

     On December 8, 1999, ORIG and NTS-Properties IV purchased an aggregate of 2,245 limited partnership interests of NTS-Properties IV from limited partners for $205 per interest pursuant to a joint offer to purchase interests. NTS-Properties IV purchased 500 of these interests. ORIG purchased 1745 of these interests. Mr. Nichols disclaims beneficial ownership of 175, or 10%, of the interests purchased by ORIG; Mr. Lavin disclaims beneficial ownership of 1,570 or 90%, of the interests purchased by ORIG.

     On February 5, 1999, ORIG and NTS-Properties V purchased an aggregate of 2,458 limited partnership interests of NTS-Properties V from limited partners for $205 per interest pursuant to a joint offer to purchase interests. NTS-Properties V purchased 600 of these interests. ORIG purchased 1,858 of these interests. Mr. Nichols disclaims beneficial ownership of 186, or 10%, of the interests purchased by ORIG; Mr. Lavin disclaims beneficial ownership of 1,672, or 90%, of the interests purchased by ORIG.

     On September 30, 1999, NTS-Properties V purchased 2,523 limited partnership interests of NTS-Properties V from limited partners for $205 per interest pursuant to an offer to purchase interests.

     On December 31, 1999, ORIG and NTS-Properties V purchased an aggregate of 1,196 limited partnership interests of NTS-Properties V from limited partners pursuant to a joint offer to purchase interests. The original offering price was $215 per interest which was increased to $230 per interest on December 20, 1999. NTS-Properties V purchased 250 of these interests. ORIG purchased 946 of these interests. Mr. Nichols disclaims beneficial ownership of 95, or 10%, of the interests purchased by ORIG; Mr. Lavin disclaims beneficial ownership of 851, or 90%, of the interests purchased by ORIG.

     On March 12, 1999, ORIG and NTS-Properties VII, Ltd., purchased an aggregate of 25,794 limited partnership interests of NTS-Properties VII, Ltd. from limited partners for $6 per interest pursuant to a joint offer to purchase interests. NTS-Properties VII, Ltd., purchased 10,000 of these interests. ORIG purchased 15,794 of these interests. Mr. Nichols disclaims beneficial ownership of 1,579, or 10%, of the interests purchased by ORIG; Mr. Lavin disclaims beneficial ownership of 14,215, or 90%, of the interests purchased by ORIG.

     On November 30, 1999, ORIG and NTS-Properties VII, Ltd., purchased an aggregate of 41,652 limited partnership interests of NTS-Properties VII, Ltd., from limited partners for $6 per interest pursuant to a joint offer to purchase interests. NTS-Properties VII, Ltd., purchased 10,000 of these interests. ORIG purchased 31,652 of these interests. Mr. Nichols disclaims beneficial ownership of 3,165, or 10%, of the interests purchased by ORIG; Mr. Lavin disclaims beneficial ownership of 28,487, or 90%, of the interests purchased by ORIG.

     The Partnership, BKK Financial, Inc., an Indiana corporation ("BKK") (which is wholly- owned by Mr. Nichols' wife, Barbara, and two majority-age daughters, and of which Mr. Nichols is the Chairman of the Board) and Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge") (of which Mrs. Nichols is the sole limited partner and of which BKK is the general partner), have purchased Interests from time to time. Since January 1, 1996, Ocean Ridge and BKK have purchased 413 Interests at prices ranging from $255 to $370. Mr. Nichols and Mr. Lavin disclaim beneficial ownership of each of these Interests. The General Partner owns five Interests. Mr. Nichols and Mr. Lavin disclaim beneficial ownership of each of these Interests.

     ORIG purchased Interests in the Partnership and also purchased limited partnership interests in limited partnerships affiliated with the Partnership pursuant to an Agreement, Bill of Sale and Assignment dated February 10, 2000, by and among ORIG and four investors in the Partnership (the "Purchase
Agreement") for an aggregate purchase price of $900,000. ORIG paid these investors a premium above the purchase price previously offered for limited partnership interests pursuant to prior tender offers because this purchase allowed ORIG to purchase a substantial number of limited partnership interests without incurring the significant expenses involved with a tender offer. Pursuant to the Purchase Agreement, ORIG purchased the following Interests in the Partnership and limited partnership interests in limited partnerships affiliated with the Partnership:

     An aggregate of 675 Interests in the Partnership from two of the investors for total consideration of $281,128, or an average price of $416.49 per Interest.

     An aggregate of 135 limited partnership interests in NTS-Properties III from two of the investors for total consideration of $38,676, or an average price of $286.49 per interest.

     An aggregate of 565 limited partnership interests in NTS-Properties IV from three of the investors for total consideration of $136,629, or an average price of $241.82 per interest.

     An aggregate of 1,604 limited partnership interests in NTS-Properties V from three of the investors for total consideration of $425,949, or an average price of $265.55 per interest.

     An aggregate of 2,251 limited partnership interests in NTS-Properties VII, Ltd., from one of the investors for total consideration of $15,082, or $6.70 per interest.

     An aggregate of 2,536 limited partnership interests in NTS-Properties Plus, Ltd., form three of the investors for total consideration of $2,536, or an average purchase price of $1.00 per interest.

Item 6.  Purposes of the transaction and plans or proposals.

     (c)(1) Neither the Partnership, the General Partner, NTS Capital Corporation, ORIG, Mr. Nichols nor Mr. Lavin has any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Partnership.

     (c)(2) Neither the Partnership, the General Partner, NTS Capital Corporation, ORIG, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in an any purchase, sale or transfer of a material amount of assets of the Partnership.

     (c)(3) Neither the Partnership, the General Partner, NTS Capital Corporation, ORIG, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in any material change in the present distribution policy or indebtedness or capitalization of the Partnership.

     (c)(4) Neither the Partnership, the General Partner, NTS Capital Corporation, ORIG, Mr. Nichols nor Mr. Lavin has any plans or proposals that relate to or would result in any other material change in the Partnership's management.

     (c)(5) Neither the Partnership, the General Partner, NTS Capital Corporation, ORIG, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in any other material change in the Partnership's structure or business.

     (c)(6) Item (c)(6) of this Item 6 is not applicable to the Partnership because its securities are not listed on a national securities exchange and are not authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

     (c)(7) Neither the Partnership, the General Partner, NTS Capital Corporation, ORIG, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act").

     (c)(8) Neither the Partnership, the General Partner, NTS Capital Corporation, ORIG, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in the suspension of the Partnership's obligation to file reports under Section 15(d) of the Act.

     (c)(9) Neither the Partnership, the General Partner, NTS Capital Corporation, ORIG, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in the acquisition by any person of additional Interests of the Partnership, or the disposition of Interests of the Partnership.

     (c)(10) Neither the Partnership, the General Partner, NTS Capital Corporation, ORIG, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in any changes in the Partnership's governing instruments that could impede the acquisition or control of the Partnership.

Item 8.  Interest in securities of the subject company.

     (a) Each of the Affiliates beneficially own 5,662, or 14.5% of the outstanding Interests, (i) 5,224 of which are owned by ORIG, (ii) 204 of which are owned by Ocean Ridge, (iii) 209 of which are owned by BKK, (iv) 10 of which are owned by Mr. Nichols' daughter, Kara Lee Nichols, (v) 10 of which are owned by Mr. Nichols' daughter, Kimberly Nichols Segal, and (vi) five of which are owned by the General Partner. Mr. Nichols disclaims beneficial ownership of 960 of these Interests. Mr. Lavin disclaims beneficial ownership of 5,140 of these Interests. ORIG disclaims beneficial ownership of 438 of these Interests. The address of each of these persons is 10172 Linn Station Road, Louisville, Kentucky 40223.

Item 9.  Persons/assets, retained, employed, compensated or used.

         None.

Item 10.  Financial statements.


                                    ORIG, LLC
                         Balance Sheet: April 30, 2000


                          NUMBER OF INTERESTS    AVERAGE COST        AMOUNT             TOTAL
                          -------------------    ------------        ------             -----
ASSETS
Cash                                                                                 $    3,619.75
INVESTMENTS (Stated
-----------
at Cost)
NTS Properties III              1,253.00             255.93         320,676.00
NTS Properties IV               3,068.00             212.45         651,794.00
NTS Properties V                4,447.00             232.38       1,033,389.00
NTS Properties VI               5,224.00             372.50       1,945,948.00
NTS Properties VII                                     6.03         301,258.00
NTS Properties Plus                                    1.00          14,586.00        4,267,651.00
                                                                                     -------------
TENDER OFFER
ACQUISITION COSTS
-----------------
NTS Properties III                                                   23,110.94
NTS Properties IV                                                    30,641.17
NTS Properties V                                                     41,817.17
NTS Properties VI                                                    74,907.65
NTS Properties VII                                                   24,636.46
NTS Properties Plus                                                       0.00          195,113.69
                                                                                     -------------
TOTAL ASSETS                                                                         $4,466,384.44
                                                                                     =============
LIABILITIES
-----------
Note Payable -                                                    1,000,000.00        1,000,000.00
Community
EQUITY
------
Capital Contributions -                                           3,190,275.00
JDN
Capital Contributions -                                             225,000.00
BFL
Retained Earnings - Prior                                            57,416.60
Year
Retained Earnings -                                                  (6,307.16)       3,466,384.44
Current Year                                                      -------------      -------------
TOTAL LIABILITIES
-----------------
& EQUITY                                                                             $4,466,384.44
--------                                                                             =============



                                    ORIG, LLC
                        Statement of Income and Expenses
                       For the Period Ended April 30, 2000


                                             APRIL                  Y - T- D
                                             -----                  --------
Revenues
         Distributions:
         NTS Properties VI               $        0.00           $        0.00
         NTS Properties VII                       0.00                4,869.65

Total Revenues                                                   $   16,142.15
--------------                                                   -------------
Expenses
         Filing Fees                              0.00                2,800.00
         Interest                                 0.00               19,649.31
         Legal Fees                               0.00                    0.00
         Miscellaneous                            0.00                    0.00
                                         -------------           -------------
                                                                 $   22,449.31

Net Profit                               $        0.00           $   (6,307.16)
----------                               =============           =============


Item 11.  Additional information.

     (a) None.
     (b) None.

Item 12.  Material to be filed as Exhibits.

     (a)(6) Press Release by the Offerors dated June 23, 2000.
     (a)(7) Notice sent by the Partnership to Limited Partners dated June 23, 2000.

Item 13.  Information required by Schedule 13E-3.

     Not Applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 23, 2000                  NTS-PROPERTIES VI, a Florida limited
                                        partnership

                                        By:      NTS-PROPERTIES ASSOCIATES
                                                 VI, General Partner

                                        By:
                                           -------------------------------------
                                                 J.D. Nichols,
                                                 Managing General Partner

                                        ORIG, LLC, a Kentucky limited liability
                                        company.

                                        By:  /s/ J. D. Nichols
                                           -------------------------------------
                                        J.D. Nichols,
                                        Managing Member


                                             /s/ J. D. Nichols
                                           -------------------------------------
                                        J. D. Nichols, individually



                                             /s/ Brian F. Lavin
                                           -------------------------------------
                                        Brian F. Lavin, individually






NTS VI-Amendment.wpd

                                    EXHIBITS


  Exhibit
  Number            Description
  ------            -----------
(a)(6)              Press Release by the Offerors dated June 23, 2000.

(a)(7)              Notice  sent by the  Partnership to Limited  Partners  dated
                    June 23, 2000.

















NTS VI-Amendment.wpd

                                                                  EXHIBIT (a)(6)









               Press Release by the Offerors dated June 23, 2000.

              NTS-PROPERTIES VI ANNOUNCE EXTENSION OF TENDER OFFER


         Louisville, Kentucky, June 23, 2000. NTS-Properties VI and ORIG, LLC announced today that they have extended until August 15, 2000 the currently outstanding tender offer for NTS Properties VI Limited Partnership Interests. The price per Interest is $380. The original tender offer to purchase up to 200 Limited Partnership Interests at $380 per Interest commenced on March 27, 2000 and was scheduled to expire June 27, 2000.

         Until 11:59 p.m. Easter Standard Time on Tuesday, August 15, 2000, NTS-Properties VI and ORIG, LLC will accept Partnership Interests tendered pursuant to the terms and conditions of the offer at the price of $380 per interest.

                                                                  EXHIBIT (a)(7)










     Notice Sent by the Partnership to Limited Partners dated June 23, 2000.













  NTS VI-Amendment.wpd

(LOGO)
--------------------------------------------------------------------------------
NTS-Properties Associates VI
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800

                                                                   June 23, 2000

Dear NTS-Properties VI Investor:

           The expiration date for the Offer to Purchase Interests of

                                NTS-Properties VI

                      Has been extended to August 15, 2000

The Partnership and the Affiliate have amended their Offer to Purchase, dated March 27, 2000, extending the expiration date to August 15, 2000. Payment for Interests will be mailed on or about August 21, 2000

If you have already submitted paperwork to tender your Interests, no additional paperwork is required. You will automatically receive payment. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Tuesday, August 15, 2000 to receive the offer of $380.00 per Interest.

Except as set forth in this notice, the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal are applicable in all respects to the Offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal.

If you have any questions  regarding  this offer,  please call (800) 387-7454 or
(800) 928-1492, extension 544.